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                                                                    Exhibit 12.2
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
                                                      Ford Holdings, Inc. and Subsidiaries

                            CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                            ----------------------------------------------------------------------------------------
                                                                  (in millions)


                                                                  First Half
                                                            -----------------------
                                                              1994             1993
                                                            -------          -------
Earnings (a)
- --------
 Income before income taxes                                 $  435           $  364
 Fixed charges                                               1,014              909
                                                            ------           ------

  Total earnings before fixed charges                       $1,449           $1,273
                                                            ======           ======


Combined Fixed Charges and
Preferred Stock Dividends (a)
- -------------------------
 Interest expense                                           $  982           $  863
 Interest portion of rental expense                             12               12
 Preferred stock dividend requirements (b)                      71               55
                                                            ------           ------

  Total combined fixed charges and preferred
   stock dividends                                          $1,065           $  930
                                                            ======           ======

 Ratio of earnings to combined fixed
  charges and preferred stock dividends                        1.4              1.4
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- - - - - -

(a) For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, "earnings" represent income before income taxes plus fixed charges. "Combined fixed charges and preferred stock dividends" represent interest expense, amortization of debt expense and discount or premium relating to any indebtedness, a portion of rentals representative of an implicit interest factor for such rentals, and dividends paid on preferred stock.

(b) Preferred stock dividend requirements have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on the effective income tax rates for the respective periods.